

March 8, 2013

Via E-mail
Ignacio Sanz y Arcelus
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
(C1003ABB) Buenos Aires
Republic of Argentina

>   **Re: BBVA Banco Frances S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed March 27, 2012**
>   **Response filed November 15, 2012**
>   **File No. 001-12568**

Dear Mr. Sanz y Arcelus:

We have reviewed your response to our letter dated September 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1.   Refer to your response letter dated November 15, 2012. You state in a number of responses that you take note of our suggestion for future presentations. Please confirm that you will include the information you provided in response to our prior comments in your future Forms 20-F filed with the Commission.

Allowance for Loan Losses and Loan Loss Experience, page 51

2.   Refer to your response to prior comment 10. Please confirm that you will include all disclosures required by ASC 310-10-50-33 and 50-34 in Note 21 of future Forms 20-F,

including the financial effects of the modifications, how modifications are factored into the determination of the allowance for credit losses, and how defaults on troubled debt restructurings are factored into the determination of the allowance for credit losses.

3.   Refer to your response to prior comment 11. Please revise your disclosure in future filings to clarify the following:

- How a borrower accumulates a greater number of installments. For example, does this mean that the borrower makes a greater number of payments?
- Your definition of "quotas" as used within the table provided. For example, do quotas represent payments?
- How a borrower cancels a certain percentage of their refinanced principal obligations. For example, does a borrower need to make a payment in order to cancel the loan amount that they owe to you prior to refinancing?

Operating Results, page 99

Allowance for Loan Losses, page 102

4.   Refer to your response to prior comment 14 where you state that during 2011 and due to the behavior of credit portfolios, it was decided to modify the allowance policy by adjusting the coverage percentage to the arrears and loss expectations. Based upon the quantitative information provided in your response, we understand that you reduced the allowance percentages for the credit card portfolio and the wholesale portfolio, and you reduced the expected loss rates for your corporate and middle-market portfolios. However, it remains unclear why you reduced these allowance percentages, and how these reductions related to the improved credit quality of your loan portfolios, as indicated in your disclosure. Please provide us with proposed disclosure to be included in future filings to explain how the behavior of your credit portfolio changed in a way that caused you to reduce the allowance percentages.

5.   Refer to your response to prior comment 15. To the extent that the improvements you implemented in the generation of information resulted in your ability to identify a non-performing loan more quickly than before 2011, please revise future filings to disclose the specific improvements made that allowed you to identify non-performing loans. Also, disclose the procedures performed prior to this improvement to ensure the appropriate level of non-performing loans was considered in determining the allowance for loan losses.

6.   Refer to your response to prior comment 16. It remains unclear what caused the changes in your charge-offs during the reported periods. Please tell us whether your response means that you changed your charge-off policy from 540 days past due to 270 days past due. If so, address the following:

- Tell us why charging-off past due loans more quickly results in a decrease in total charge-offs rather than an increase in total charge-offs.
- Provide disclosure in future filings that addresses the key factors you considered in determining that your live portfolio was of high quality in fiscal years 2010 and 2011.
- Confirm that you will correct your presentation of the additional Ps. 48,247,000 in consumer charge-offs in future filings.

Financial Condition, page 108

Total Assets, page 108

7. Refer to your response to prior comment 17. While your response addresses the example in our comment, it does not address the comment in its entirety. Please fully respond to our comment by providing revised proposed disclosure that discusses the reasons for significant changes in your financial condition during the reported periods in enough detail that a reader may understand whether past results are indicative of future trends.

Notes to the Consolidated Financial Statements

Note 21 – Summary of Significant Differences Between the Argentine Central Bank Rules and United States Generally Accepted Accounting Principles, page F-62

21.1. Income taxes, page F-62

8. Refer to your response to prior comment 19, and please revise your disclosure on page F-62 to include a complete tax rate reconciliation as required by ASC 740-10-50-12 that separately includes the changes in the allowance on deferred tax assets on a US GAAP basis before arriving at income tax computed in accordance with US GAAP.

9. Furthermore, please revise your proposed disclosure included in response to prior comment 19 to address the following:

- Discuss the nature of the "non-deductible application" line item in 2010 that appears within your reconciliation of income tax on a BCRA basis to Income tax on a US GAAP basis.
- In this regard, it appears that the non-deductible application is related to your valuation allowance on deferred tax assets under BCRA disclosed on page F-63. Please clarify why you include the Ps. 251.4 million non-deductible application within your 2010 reconciliation of deferred tax assets, but you exclude a similar non-deductible application of Ps. 47.3 million from your 2011 reconciliation.
- Tell us why it is appropriate to exclude any valuation allowance under BCRA and US GAAP from the net deferred tax asset amounts reconciled on page 13 of your response letter given that the changes in the valuation allowance should directly impact the income statement.

21.24. Cash flows information, page F-81

10.   Refer to your response to prior comment 27. It remains unclear how the adjustments
        included in your proposed tabular disclosure reconciling BCRA GAAP to US GAAP
        operating cash flows relates to the income statement reconciling items included on page
        F-78 of your Form 20-F. In this regard, please clarify the following:

        •   Your proposed disclosure includes no adjustment related to the allowances for
            doubtful loans and special reserves, net of reversals, and it is unclear how this is
            consistent with the adjustment for impaired loans within the reconciliation on page
            F-78.
        •   We note that you include an adjustment adding net income attributable to minority
            interests to your operating cash flows and this amount is excluded from Net income
            presented in your cash flow statement schedule. It is unclear why this adjustment is
            appropriate as operating cash flows should reflect those attributable to the entity as if
            the consolidated group was a single economic entity under US GAAP; as such,
            income or loss attributable to the non-controlling interest should be included in Net
            Income. Refer to ASC 810-10-45-19 and ASC 230-10-45-28.
        •   It is unclear which of your cash flows relate to continuing operations and which relate
            to discontinued operations.
        •   You have recorded a significant reconciling item related to investment securities and
            your technical insurance liabilities on page F-78. It is unclear where these
            adjustments are reflected in your proposed disclosure.

11.   In light of our comment above, please revise your proposed disclosure to be included in
        future filings to clarify the nature of the reconciling items between your operating cash
        flows under BCRA GAAP and US GAAP. Consider improving your operating cash flow
        reconciliation by presenting the material differences between operating cash flows under
        BCRA and US GAAP rather than repeating non-cash reconciling items that appear on
        your income statement reconciliation on page F-78. Refer to Item 17.c.2.iii of Form
        20-F.

        You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Rebekah
Lindsey, Accounting Reviewer, at (202) 551-3303 if you have questions regarding these
comments. Please contact me at (202) 551-3872 with any other questions.

                                                    Sincerely,

                                                    /s/ Hugh West

                                                    Hugh West
                                                    Accounting Branch Chief